Exhibit 99.1

Interim consolidated financial statements of

Western Wind Energy Corp.

June 30, 2009

(Unaudited)

Western Wind Energy Corp.

June 30, 2009

Table of contents

Interim consolidated balance sheets	1

Interim consolidated statements of operations	2

Interim consolidated statements of cash flows	3

Interim consolidated statements of shareholders’ equity	4

Notes to the interim consolidated financial statements	5-17

Western Wind Energy Corp.
Interim consolidated balance sheets
as at June 30, 2009
(Expressed in Canadian dollars)
(Unaudited)

	June 30,	December 31,
	2009	2008
	$	$
Assets
Current assets
Cash	2,849,969	1,817,371
Accounts receivable	739,891	546,878
Refundable tax credits	62,467	311,211
Income taxes refundable	-	223,314
Prepaid expenses	560,802	346,180
	4,213,129	3,244,954

Restricted cash	104,312	210,214
Long-term deposits	42,000	-
Construction in progress (Note 3)	1,849,985	1,103,393
Property and equipment (Note 4)	21,258,242	20,863,849
Goodwill and other intangible assets (Note 5)	4,593,180	4,840,729
	32,060,848	30,263,139

Liabilities
Current liabilities
Accounts payable and accrued liabilities
Continuing	350,053	733,190
Discontinued	302,362	484,200
Accrued interest liabilities	3,733	57,340
Loans payable, current portion (Note 6)	197,935	582,060
	854,083	1,856,790

Loans payable (Note 6)	287,489	349,879
Asset retirement obligation	1,199,110	1,222,898
Future income tax liability	3,773,056	4,391,079
	6,113,738	7,820,646

Shareholders' equity
Share capital (Note 8)
Common shares
Authorized
Unlimited shares without par value
Issued and outstanding
45,940,507 (December 31, 2008 - 36,703,251)	45,112,758	40,604,309
Contributed surplus	5,634,302	4,837,341
Warrants (Note 9)	6,961,124	5,297,817
	57,708,184	50,739,467

Accumulated other comprehensive income	113,409	712,268
Accumulated deficit	(31,874,482)	(29,009,242)
	(31,761,073)	(28,296,974)
	25,947,111	22,442,493
	32,060,848	30,263,139

Commitments (Note 11)
Contingencies (Note 12)

Approved by the Directors

(Signed) Jeff Ciachurski	(Signed) John Wardlow
Jeff Ciachurski, Director	John Wardlow, Director

See accompanying notes to the interim consolidated financial statements.	Page 1

Western Wind Energy Corp.
Interim consolidated statement of operations
three and six months ended June 30, 2009
(Expressed in Canadian dollars)
(Unaudited)

	Three months ended			Six months ended
		June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$

Revenue
Energy sales	1,041,523	2,145,874	1,714,986	3,023,338

Expenses
Asset retirement obligation accretion	18,862	16,314	38,969	32,539
Amortization	662,806	572,287	1,377,144	1,141,682
Cost of sales (i)	480,284	442,002	952,241	847,868
Foreign exchange loss (gain)	19,901	(104,146)	64,069	456,505
General and administration (i)	756,812	1,593,284	1,510,977	2,555,660
Interest and accretion on long-term debt	7,857	(537,523)	25,380	(182,702)
Project development (i)	481,577	363,051	1,031,908	689,975
	2,428,099	2,345,269	5,000,688	5,541,527

Loss before the following	(1,386,576)	(199,395)	(3,285,702)	(2,518,189)
Interest income	3,271	6,645	5,989	17,316

Loss from continuing operations before income taxes	(1,383,305)	(192,750)	(3,279,713)	(2,500,873)
Income tax loss (recovery) (Note 7)	(202,621)	(168,317)	(414,473)	(334,919)

Loss from continuing operations after tax	(1,180,684)	(24,433)	(2,865,240)	(2,165,954)
Income from discontinued operations	-	2,929,064	-	2,929,064
Net (loss) income	(1,180,684)	2,904,631	(2,865,240)	763,110

Loss per share as reported - basic and diluted
Continuing operations	(0.03)	0.00	(0.07)	(0.07)
Discontinued operations	-	0.10	-	0.10
Net (loss) income	(0.03)	0.10	(0.07)	0.03

Weighted average number of common shares outstanding - basic and diluted	41,731,921	29,387,188	39,231,478	29,296,788

(i)	Included in cost of sales, general and administration and project development costs are amounts related to stock-based compensation totaling $738,122 ($828,090 - 2008) for the six months ending June 30, 2009 and $332,375 for the three months ending June 30, 2009 ($486,000 -2008) (Note 8 (b)).

See accompanying notes to the interim consolidated financial statements.	Page 2

Western Wind Energy Corp.
Interim consolidated statement of cash flows
three and six months ended June 30, 2009
(Expressed in Canadian dollars)
(Unaudited)

		Three months ended		Six months ended
		June 30,		June 30,
	2009	2008	2009	2008
	$	$	$	$

Operating activities
Net loss	(1,180,684)	(24,433)	(2,865,240)	(2,165,954)
Items not involving cash
Accretion on long-term debt	-	-	-	13,720
Amortization	662,806	572,287	1,377,144	1,141,682
Asset retirement obligation accretion	18,862	16,314	38,969	32,539
Future income taxes recoverable	(200,788)	(168,317)	(412,640)	(335,723)
Stock-based compensation expense	332,375	486,000	738,122	828,090
Unrealized foreign exchange (gain) loss	(67,459)	(4,497)	(48,761)	39,629
	(434,888)	877,354	(1,172,406)	(446,017)
Change in non-cash working capital
Accounts receivable	(135,645)	(1,037,059)	(221,643)	(1,344,375)
Accounts payable and accrued liabilities	(237,758)	424,780	(515,266)	557,391
Accrued interest liabilities	(2,677)	(2,606,163)	(52,070)	(2,225,897)
Income taxes recoverable	-	(33,843)	217,713	1,528
Prepaid expenses and deposits	(135,564)	193,296	(230,037)	123,496
Refundable tax credit	269,922	61	248,745	61
	(676,610)	(2,181,574)	(1,724,964)	(3,333,813)

Investing activities
Purchase of property and equipment	(663,124)	(505,495)	(663,124)	(894,462)
Recovery/discontinued operations	-	2,929,064	-	2,929,064
Restricted cash	-	1,072,508	105,902	997,353
Long-term deposits	(11,000)	-	(42,000)
Construction in progress	(437,697)	-	(754,498)	-
	(1,111,821)	3,496,077	(1,353,720)	3,031,955

Financing activities
Shares and warrants issued for cash	4,530,353	648,216	4,530,353	1,270,995
Special warrants	-	16,428,953	-	16,428,953
Loans payable	(395,316)	(13,788,028)	(419,071)	(13,084,104)
	4,135,037	3,289,141	4,111,282	4,615,844

Net cash inflow	2,346,606	4,603,644	1,032,598	4,313,986
Cash position, beginning of period	503,363	159,835	1,817,371	449,493
Cash position, end of period	2,849,969	4,763,479	2,849,969	4,763,479

Supplemental cash flow information
Interest paid in cash	9,933	2,014,479	76,877	2,032,021
Interest income	5,674	17,316	9,151	17,316
Income tax received	-	-	227,115	-

Non-cash financing activities - See statement of shareholders' equity - expiry of warrants.

See accompanying notes to the interim consolidated financial statements.	Page 3

Western Wind Energy Corp.
Interim consolidated statements of shareholders' equity
as at June 30, 2009
(Expressed in Canadian dollars)

									Accumulated
									other	Total
	Common shares		Contributed		Warrants	Special Warrants			comprehensive	shareholders'
	Number	Amount	surplus	Number	Amount	Number	Amount	Deficit	income (loss)	equity
		$	$		$		$	$	$	$

Balance at December 31, 2007	28,827,039	26,255,942	4,128,400	8,103,611	1,030,482	-	-	(26,739,967)	(1,905,932)	2,768,925
Net loss for the period	-	-	-	-	-	-	-	(2,269,275)	-	(2,269,275)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	2,618,200	2,618,200
Comprehensive income										348,925
Cash transactions
Private placement of 6,315,800 special warrants at $2.85 per unit, net of issuance costs of $1,571,077 and broker warrants	-	-	-	-	-	6,315,800	15,560,086	-	-	15,560,086
Conversion of 6,315,800 special warrants to common shares and warrants net of additional issuance costs of $199,117	6,315,800	11,641,236	-	3,157,900	3,719,733	(6,315,800)	(15,560,086)	-	-	(199,117)
Special broker warrants issued	-	-	-	-	-	442,107	868,867	-	-	868,867
Conversion of special broker warrants to broker warrants (a)	-	-	-	442,107	868,867	(442,107)	(868,867)	-	-	-
Exercise of options at $1.05 per share	100,000	188,255	(83,255)	-	-	-	-	-	-	105,000
Exercise of options at $1.10 per share	250,000	459,802	(184,802)	-	-	-	-	-	-	275,000
Exercise of options at $1.23 per share	100,000	207,013	(84,013)	-	-	-	-	-	-	123,000
Exercise of options at $1.33 per share	100,000	243,367	(110,367)	-	-	-	-	-	-	133,000
Exercise of warrants at $1.05 per share	531,257	721,682	-	(531,257)	(163,862)	-	-	-	-	557,820
Exercise of warrants at $1.75 per share	162,950	371,708	-	(162,950)	(86,545)	-	-	-	-	285,163
Exercise of warrants at $1.20 per share	10,000	15,804	-	(10,000)	(3,804)	-	-	-	-	12,000
Exercise of warrants at $1.30 per share	10,000	17,911	-	(10,000)	(4,911)	-	-	-	-	13,000
	7,580,007	13,866,778	(462,437)	2,885,800	4,329,478	-	-	(2,269,275)	2,618,200	18,082,744
Non-cash transactions
Debt settlement at a value of $1.20 per share	166,667	200,000	(200,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.61 per share	46,512	75,000	(75,000)	-	-	-	-	-	-	-
Debt settlement at a value of $1.41 per share	7,100	10,000	-	-	-	-	-	-	-	10,000
Exercise of options at $1.33 per share	50,926	123,937	(56,206)	-	-	-	-	-	-	67,731
Exercise of options at $1.52 per share	25,000	72,652	(34,652)	-	-	-	-	-	-	38,000
Expiry of Warrants	-	-	62,143	(5,901,882)	(62,143)	-	-	-	-	-
Stock-based compensation	-	-	1,475,093	-	-	-	-	-	-	1,475,093
Balance at December 31, 2008	36,703,251	40,604,309	4,837,341	5,087,529	5,297,817	-	-	(29,009,242)	712,268	22,442,493
Net loss for the period	-	-	-	-	-	-	-	(2,865,240)	-	(2,865,240)
Currency translation adjustment of self-sustaining subsidiary	-	-	-	-	-	-	-	-	(598,859)	(598,859)
Comprehensive loss										(3,464,099)

Cash transactions
Private placement of 7,015,700 shares at $0.65 per unit, net of issuance costs of $731,972 and broker warrants	7,015,700	2,802,305	-	3,507,850	1,025,928	-	-	-	-	3,828,233
Broker warrants issued (b)	-	-	-	491,099	247,150	-	-	-	-	247,150
Private placement of 699,955 shares at $0.65 per unit	699,955	351,919	-	349,975	103,051	-	-	-	-	454,970
	7,715,655	3,154,224	-	4,348,924	1,376,129	-	-	(2,865,240)	(598,859)	4,530,353
Non-cash transactions
Issurance of shares and warrants for purchase of land	1,521,601	1,354,225	-	760,801	346,017	-	-	-	-	1,700,242
Expiry of Warrants	-	-	58,839	(191,570)	(58,839)	-	-	-	-	-
Stock-based compensation	-	-	738,122	-	-	-	-	-	-	738,122
Balance at June 30, 2009	45,940,507	45,112,758	5,634,302	10,005,684	6,961,124	-	-	(31,874,482)	113,409	25,947,111

(a) Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $2.85 per agent's unit until June 20, 2010. An agent's unit comprises one common share and one-half of one warrant (Note 9).
(b) Each broker's warrant may be exercised by the holder to acquire one agent's unit at a price of $0.65 per agent's unit until May 5, 2011. An agent's unit comprises one common share and one-half of one warrant (Note 9).

See accompanying notes to the consolidated financial statements.	Page 4

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

1.

Nature of business and continued operations

The accompanying unaudited interim consolidated financial statements of Western Wind Energy Corp. (the “Company”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and includes the assets, liabilities and operations of the Company and its wholly-owned subsidiaries. These interim consolidated financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the annual consolidated financial statements of the Company as at and for the year ended December 31, 2008. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as noted in Note 2.

In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature have been included in these unaudited interim consolidated financial statements. All intercompany accounts and transactions have been eliminated. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009 or for other future operating periods. All information is stated in Canadian dollars unless otherwise stated.

These interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business.

If the going concern basis was not appropriate for these interim consolidated financial statements, then significant adjustments would be necessary to the carrying value of assets and liabilities, the reported statement of operations and the balance sheet classification.

2.

Changes in accounting policies

(a)

Current

In 2009, the Company adopted a new presentation and disclosure standard that was issued by the Canadian Institute of Chartered Accountants (“CICA”). Section 3064, Goodwill and Intangible Assets, clarifies the criteria for the recognition of assets, intangible assets and internally developed intangible assets.  Items that no longer meet the definition of an asset are no longer recognized with assets.  The disclosures required by this section are included in Note 5.  There has been no significant effect on the financial statements related to the adoption of Section 3064.

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

2.

Changes in accounting policies (continued)

(b)

Future

New accounting pronouncements

(i)

Business combinations

CICA Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations, improves the relevance, reliability and comparability of the information that a reporting entity provides in its financial statements about a business combination and its effects. This section outlines a variety of changes, including, but not limited to, the following:  an expanded definition of a business, a requirement to measure all business combinations and non-controlling interests at fair value, and a requirement to recognize future income tax assets and liabilities and acquisition and related costs as expenses of the period. The section applies to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet assessed the impact adopting this section will have on its interim consolidated financial statements.

(ii)

Consolidated financial statements and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, in combination with Section 1602, Non-Controlling Interests, will replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements and specifically addresses consolidation accounting following a business combination that involves the purchase of an equity interest in one company by another. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The sections apply to annual and interim financial statements for fiscal years beginning on or after January 1, 2011, with early adoption permitted. The Company has not yet assessed the impact adopting this section will have on its interim consolidated financial statements.

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

3.

Construction in progress

	Windstar	Mesa Wind	Ontario
	120 MW	50 MW	50 MW	Total
	$	$	$	$

Balance, January 1, 2009	959,781	143,612	-	1,103,393
Additions	608,330	9,032	137,136	754,498
Foreign exchange	-	(7,906)	-	(7,906)
Balance, June 30, 2009	1,568,111	144,738	137,136	1,849,985

	Windstar	Mesa Wind	Ontario
	120 MW	50 MW	50 MW	Total
	$	$	$	$

Balance, January 1, 2008	427,597	85,657	-	513,254
Additions	532,184	32,994	-	565,178
Foreign exchange	-	24,961	-	24,961
Balance, Dec 31, 2008	959,781	143,612	-	1,103,393

4.

Property and equipment

			June 30, 2009
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	9,381,187	-	9,381,187
Generating facilities	18,476,157	(7,133,402)	11,342,755
Meteorological towers	352,789	(187,175)	165,614
Furniture and equipment	159,704	(67,266)	92,438
Assets under capital leases (Note 6 (c))	412,475	(136,227)	276,248
	28,782,312	(7,524,070)	21,258,242

			December 31, 2008
		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Land	7,074,304	-	7,074,304
Generating facilities	19,619,758	(6,264,374)	13,355,384
Meteorological towers	169,317	(144,156)	25,161
Furniture and equipment	129,075	(37,570)	91,505
Assets under capital leases (Note 6 (c))	412,475	(94,980)	317,495
	27,404,929	(6,541,080)	20,863,849

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

4.

Property and equipment (continued)

The unrealized foreign exchange translation decrease in property and equipment carrying values for the six months ended June 30, 2009 was $599,035. Total amortization for the six months ended June 30, 2009 was $1,336,115.

5.

Goodwill and other intangible assets

			2009	2008
		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Goodwill	4,295,804	-	4,295,804	4,522,677
Power purchase contracts	103,320	(42,332)	60,988	34,453
Land right-of-way	428,799	(192,411)	236,388	283,599
	4,827,923	(234,743)	4,593,180	4,840,729

The foreign exchange translation decrease in goodwill and other intangible assets for the six months ended June 30, 2009 was $240,339.  Total amortization for the six months ended June 30, 2009 was $41,029.

6.

Loans payable

	June 30,	December 31,
	2009	2008
	$	$

Windridge acquisition loan (a)	-	348,840
Windstar mortgages (b)	266,335	311,132
Crane financing contract (c)	209,423	246,442
Other	9,666	25,525
	485,424	931,939
Less: Current portion	197,935	582,060
	287,489	349,879

(a)

Windridge acquisition loan

The Windridge acquisition loan of US$285,000 was secured by a first charge on the Windridge land with interest payable annually at the rate of 8%.  Principal was initially due on May 10, 2008 and was extended to June 15, 2009 and repaid on that date.

(b)

Windstar mortgages

The Company’s Windstar mortgage balances of US$229,102 at June 30, 2009 (US$254,193 as at December 31, 2008) are repayable in blended monthly payments with interest at rates from 6.5% to 8% and with due dates from October 2009 to July 2014.  The mortgages are secured by first charges on the land.

(c)

Crane financing contract

The Wells Fargo Equipment Finance contract balance of US$180,133 at June 30, 2009 is secured by the equipment leased and is repayable in 60 blended monthly payments of US$4,638 commencing on March 20, 2008 with interest at a rate of 6.82% per annum.

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

6.

Loans payable (continued)

Principal payments due in the next five calendar years and thereafter are as follows:

$

2009	197,935
2010	88,968
2011	95,101
2012	79,946
2013	23,474
485,424

7.

Income taxes recovery

		Six months ended June 30,
	2009	2008
	$	$
Income taxes
Current	(1,833)	804
Future	(412,640)	(335,723)
	(414,473)	(334,919)

The Company’s effective rate for income taxes is considerably lower than actual statutory rates because the benefits from losses carried forward for tax purposes have not been recognized.

8.

Share capital

(a)

750,000 shares were originally held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.  The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares.  On June 12, 2008, 37,501 shares were released; 37,501 shares were released on December 9, 2008; and 37,501 shares were released on June 4, 2009 leaving a balance of 637,497 shares held in escrow. The escrow shares are released over a six year basis and will be fully released by December 2013. 5% of the total original escrow shares will be released every six months for the first two years from December 2007. The remainder will be released equally over the following four years every six months. The release of the escrow shares is subject to the approval of the TSX Venture Exchange.

(b)

On May 5, 2009, the Company closed a brokered private placement of 7,015,700 Units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 5, 2009 and at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 with an exercise price of $0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

8.

Share capital (continued)

(c)

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 12, 2009 and at any time on or prior to the close of business on May 12, 2011.

(d)

On June 5, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$200,000) in cash in exchange for land located in the Tehachapi, CA. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on June 5, 2011.

(e)

The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 9,188,101 common shares representing 20% of the issued and outstanding shares as at the June 22, 2009 annual general meeting.

Each option entitles the holder to acquire one common share at its exercise price. Options vest between 18 months from the date of grant and expire ten years from the date of grant.

During the six months ended June 30, 2009, an employee and a consultant were terminated and the weighted average exercise rights for 274,074 stock options at $1.33 per share were forfeited.  300,000 options with a weighted average exercise price of $1.44 per share expired.  Further the Company granted 100,000 options to a consultant to acquire shares at $1.11 per share.

During the year ended December 31, 2008, the Company granted 2,200,000 options to directors, officers, employees and consultants to acquire shares at $1.34 per share and 337,400 to a third party to acquire shares at $2.29 per share.  A consultant was terminated and the exercise rights for the balance of the stock options (75,000 options at $1.54 per share) were forfeited.  The third party’s 337,400 stock options issued at $2.29 were cancelled as a result of the termination of the investor relation contract with the Company.  400,000 options at $1.74, 200,000 options at $2.40 and 50,000 options at $2.55 expired during the year.

The Company recorded $332,375 and $738,122 of stock-based compensation expense during the three and six months ended June 30, 2009, respectively ($486,000 and $828,090 for the three and six months ended June 30, 2008, respectively).

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

8.

Share capital (continued)

A summary of stock option information as at June 30, 2009 is as follows:

		Weighted
		average
		exercise
	Shares	price
		$

Options outstanding at December 31, 2008	5,124,074	1.37
Granted	100,000	1.11
Forfeited	(274,074)	1.33
Expired	(300,000)	1.44
Options outstanding at June 30, 2009	4,650,000	1.36

			Stock options outstanding		Options exercisable
Weighted
		Weighted	average		Weighted
	Number of	average	remaining	Number of	average
Range of	stock options	exercise	contractual	options	exercise
exercise prices	outstanding	price	life	outstanding	price
$		$	Years		$

1.00 - 1.54	4,650,000	1.36	3.57	3,387,500	1.37

9.

Warrants

Share purchase warrants outstanding as at June 30, 2009:

share purchase			Exercise
warrants	(i)	Amount	price	Expiry date
		$	$
760,801	(ii)	346,017	1.00	June 5, 2011
349,975	(ii)	103,051	1.00	May 12, 2011
3,507,850	(ii)	1,025,928	1.00	May 5, 2011
491,099	(ii)	247,150	0.65	May 5, 2011
3,157,900	(iii)	3,719,733	3.70	June 20, 2010
442,107	(iii)	868,867	2.85	June 20, 2010
1,060,950		564,850	1.75	October 23, 2009
155,000		58,969	1.20	October 11, 2009
80,002		26,559	1.05	August 1, 2009
10,005,684		6,961,124

(i)

Each share purchase Warrant entitles the holder to acquire one common share of the Company on the payment of the exercise price as indicated.

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

9.

Warrants

(i)

(continued)

Warrants granted during the year ended December 31, 2009 and 2008 were issued in conjunction with private placements of common shares, and are exercisable at the holder’s option.  There are no conditions whereby the Company would have to settle the warrants in cash.

(ii)

On May 5, 2009, the Company closed a brokered private placement of 7,015,700 Units (the “Units”) at a price of $0.65 per Unit for gross proceeds of $4,560,205. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 5, 2009 and at any time on or prior to the close of business on May 5, 2011. The Company also granted 491,099 Broker’s Warrants exercisable into Units at any time before May 5, 2011 with an exercise price of $0.65 per Unit. The Units have the same terms as those to be issued to the subscribers. Included in total issuance costs is a cash commission equal to 7% of the gross proceeds of the Offering.

On May 12, 2009, the Company issued to management, employees and directors, by way of non-brokered private placement, 699,955 Units at a price of $0.65 per Unit for gross proceeds of $454,970. Each Unit was comprised of one common share of the Company and one half of one share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share after the hold period expires on September 12, 2009 and at any time on or prior to the close of business on May 12, 2011.

On June 5, 2009 the Company issued 1,521,601 shares at a price of $0.89 per share for gross proceeds of $1,354,224, 760,801 warrants with a fair value of $346,017 and $263,948 (US$200,000) in cash in exchange for land located in the Tehachapi, CA. Each warrant entitles the holder to acquire one common share of the Company at a price of $1.00 per share at any time on or prior to the close of business on June 5, 2011.

(iii)

On June 20, 2008, the Company issued 6,315,800 special warrants (the “Special Warrants”) through a private placement (“Offering”) at a price of $2.85 per Special Warrant. Each Special Warrant entitled the holder to acquire, for no additional consideration, 6,315,800 common shares (the “Common Shares”) and 3,157,900 common share purchase warrants (the “Warrants”). In conjunction with the Offering, the Company also issued 442,107 brokers’ warrants (the “Brokers’ Warrants”). Each Brokers’ Warrant may be exercised by the holder to acquire one Agents’ Unit at a price of $2.85 per Agents’ Unit until June 20, 2010. An Agents’ Unit comprises one common share and one-half of one Warrant. Each Warrant entitles the holder to acquire one common share at a price of $3.70 per share until June 20, 2010. On July 31, 2008, each Special Warrant and Brokers’ Warrant were converted to one common share and one half of one Warrant following the issue of a short-form prospectus to that effect.  Brokers’ Warrants have not been converted as of June 30, 2009.

As the Company incurred losses for the six months ended June 30, 2009 and for the six months ended June 30, 2008, the stock options and share purchase warrants, as disclosed in Note 8 and in this note, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

10.

Related party transactions

The following expenses were accrued/paid to directors, officers, a significant shareholder and the spouse of a director of the Company:

		Six months ended June 30,
	2009	2008
	$	$

Consulting and directors' fees	468,512	491,879
Management fees	320,000	195,000
Office and secretarial	18,000	18,000
Interest	-	(226,359)
	806,512	478,520

As at June 30, 2009, the Company had an account receivable of $88,226 (December 31, 2008 - $82,795) with a company having a common director, an accounts receivable of $17,522 (December 31, 2008 - $Nil) and an accounts payable of $NIL (December 31, 2008 - $58,747) to an officer and director of the Company.

As at June 30, 2009, the Company reported 2009 prepaid directors and consultant fees of $314,925 (December 31, 2008 - $NIL).

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

11.

Commitments

					More
		Within 1	2 to 3	4 to 5	than 5
	Total	year	years	years	years
	$	$	$	$	$
Right of way agreements	314,769	117,534	189,346	7,889	-
Office lease	235,998	101,914	134,084		-
Management contract	131,400	131,400	-	-	-
	682,167	350,848	323,430	7,889	-

12.

Contingencies

(a)

The Company has one employee, and remunerates all officers, directors, and all other individuals by way of consulting fees.  If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for employer related withholdings and costs.

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

12.

Contingencies (continued)

(b)

The Company has entered into conditional purchase agreements for land in Ontario, Canada for potential development of solar energy facilities. Under these agreements, the Company paid refundable deposits of $20,000 in 2008 and $12,000 in early 2009. The deposits become nonrefundable once the local Transmission Line provider inspects the property and provides a site approval report. If any site does not receive a report satisfactory to the Company within approximately 6 months of the Purchase and sale Agreement Date, the purchase agreement would not be consummated.  The following additional payments are contingent on the project development process as follows:

•

$15,000 to $24,000 is payable for each property successfully rezoned for the Company’s intended use within approximately 8-12 months of the purchase and sale agreement date or the Company waives such requirement;

•

$25,000 is payable for each property if the Company is successful in obtaining all other contracts, agreements and approvals within approximately 24 months of the purchase and sale agreement date or the Company waives such requirement; and

•

The difference between the combined purchase price of $4,907,000 and the progress payments, as described above, would be due if the Company completes the purchase of the properties.

Title of the properties would not be transferred to the Company until the full purchase price has been paid.

13.

Economic dependence

The Company’s operations consist of generating wind energy in the State of California, U.S.A.  The Company’s revenues are 100% derived from a single customer and are based on power purchase agreements signed between the parties.

14.

Financial instruments

(a)

Categories of financial assets and liabilities

Under Canadian GAAP, all financial instruments must initially be recognized at fair value on the balance sheet. The Company has classified each financial instrument into the following categories:  held-for-trading assets and liabilities, loans and receivables, held-to-maturity investments, available-for-sale financial assets, and other financial liabilities. Subsequent measurement of the financial instruments is based on their classification.

Changes in unrealized gains and losses on held-for-trading financial instruments are recognized in earnings. Gains and losses on available-for-sale financial assets are recognized in other comprehensive income (“OCI”) and are transferred to earnings when the asset is disposed of or impaired. The other categories of financial instruments are recognized at amortized cost using the effective interest rate method. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the cost of the instrument at its initial carrying amount.

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

14.

Financial instruments (continued)

(a)

Categories of financial assets and liabilities (continued)

The Company has made the following classifications:

•

Cash and restricted cash are classified as financial assets held-for-trading and are measured on the balance sheet at fair value;

•

Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method; and

•

Accounts payable, accrued liabilities and loans payable (including current portion and accrued interest) are classified as other liabilities and are initially measured at fair value and subsequent periodic revaluations are recorded at amortized cost using the effective interest rate method.

The carrying values of cash, restricted cash, accounts receivable, accounts payable, accrued liabilities and loans payable approximate their fair value at June 30, 2009 and December 31, 2008 due to their short-term nature. The Company is exposed to credit related losses, which are minimized as all sales are made under contracts with a large utility customer. No reclassifications or derecognition of financial instruments occurred in the period.

The Company’s credit facilities, as described in Note 6, are comprised of senior secured loans and mortgages and, as such, the Company is exposed to interest rate risk. The Company mitigates this risk by either fixing the interest rates upon the inception of the debt. The fair values of the loans approximate their book values, based on the Company’s current credit worthiness and prevailing market interest rates.

(b)

Derivative instruments and hedging activities

The Company does not utilize derivative instruments currently but may use them in the future to manage market risk against the volatility in commodity prices, foreign exchange rates and interest rate exposures. The Company’s policy is not to utilize derivative instruments for speculative purposes. The Company may choose to designate derivative instruments as hedges.

As at June 30, 2009, the Company does not have any outstanding contracts or financial instruments with embedded derivatives that require bifurcation.

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

14.

Financial instruments (continued)

(c)

Credit risk, liquidity risk, currency risk, interest rate risk and commodity price risk

The Company has limited exposure to credit risk, as the majority of its sales contracts are with a large utility customer, and the Company’s cash is held with major North American financial institutions. Historically, the Company has not had collection issues associated with its trade receivables and the aging of trade receivables is reviewed on a regular basis to ensure the timely collection of amounts owing to the Company. At June 30, 2009 12% of the Company’s trade receivables were not current. The Company manages its credit risk by entering into sales agreements with credit worthy parties and through regular review of accounts receivable. The maximum credit exposure of the Company approximates the carrying value of cash, restricted cash, accounts receivable and taxes refundable. This risk management strategy is unchanged from the prior year.

The Company manages its liquidity risk associated with its financial liabilities (primarily those described in Note 6 and current liabilities) through the use of cash flow generated from operations, combined with strategic use of long-term debt and issuance of additional equity, as required to meet the capital requirements of maturing financial liabilities. The contractual maturities of the Company’s long-term financial liabilities are disclosed in Note 6, and remaining financial liabilities, consisting of accounts payable and accrued interest, are expected to be realized within one year. As disclosed in Note 16, the Company does not have any financial covenants relating to its financial liabilities as at June 30, 2009. This risk management strategy is unchanged from the prior year.

The Company has substantial assets denominated in U.S. dollars related to its California and Arizona properties. Based upon the net assets of the Company’s self sustaining operations as at June 30, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, would result in a $90,000 impact to accumulated other comprehensive income (“AOCI”). The Company also has certain loans payable denominated in U.S. dollars in its integrated subsidiaries related to its California properties.  Based upon the remaining payments at June 30, 2009, a 1% change in the Canadian dollar-U.S. dollar blended forward exchange rate, over the timing of the payments to be made by the Company, would result in a $5,000 impact to net income.  This risk management strategy is unchanged from the prior year.

The Company generates revenue through variable price power purchase agreements with a California utility. The power rates reflect current oil and gas market prices and therefore the Company is exposed to commodity price risk. A 1% decrease, on an absolute basis, in the oil and gas market prices would result in reduced revenue, on an annual basis, of approximately $50,000. The Company manages this commodity price risk by monitoring the oil and gas futures market and by being prepared to convert the current variable price contracts to fixed price long term contracts if and when this is deemed to be necessary. This risk management strategy is unchanged from the prior year.

Cash and restricted cash are stated at amounts compatible with those prevailing in the market, are highly liquid, and are maintained with prime financial institutions for high liquidity.

Western Wind Energy Corp.

Notes to the Interim consolidated financial statements

June 30, 2009

(Expressed in Canadian dollars)

(Unaudited)

15.

Capital disclosures

The Company’s stated objective when managing capital (comprised of the Company’s debt and shareholders’ equity) is to utilize an appropriate amount of leverage to ensure that the Company is able to carry out its strategic plans and objectives. The Company’s success of this is monitored through comparison of debt to equity, which the Company believes is appropriate given the current economic conditions in the renewable energy sector, the Company’s growth phase, and the long-term nature of the Company’s assets. The Company’s current debt/equity ratio is calculated as follows:

	June 30,	December 31,
	2009	2008
	$	$

Total loans payable including current portion	485,424	931,939
Shareholders’ equity	25,947,110	22,442,493
Total debt and equity	26,432,534	23,374,432

Debt to equity ratio, end of period	0.02	0.04

Changes in the debt to equity ratio from December 31, 2008 relate to an increase in shareholders’ equity caused by the recent private placements and current period loss.  Further the debt to equity ratio changed by the repayment of the Windridge acquisition loan in the current period.

The Company had no financial covenants that would have required compliance as at June 30, 2009.

16.

Comparative figures

The Company presented its statement of operations based on functional accounting and as a result, has reconfigured the statement of operations for the six months ended June 30, 2008.